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RANDGOLD RESOURCES NOW PART OF FTSE GOLD INDEX


London, 4 December 2002 - Randgold Resources has been included in the FTSE gold mines index. Criteria for membership of the elite index, which encompasses 18 leading gold companies, include an annual production of at least 300 000 ounces.

The company, which has gold mining and exploration interests in West Africa, is listed on the London Stock Exchange and Nasdaq.

Issued on behalf of Randgold Resources Limited by du Plessis Associates.
dPA contact Kathy du Plessis on Tel: 27(11) 728 4701, mobile: (0)83 266-5847 or e-mail randgoldresources@dpapr.com.


NOTE ON RANDGOLD RESOURCES:
Randgold Resources (Nasdaq: GOLD and LSE:RRS) was incorporated in August 1995, listed on the London Stock Exchange in July 1997 and on the Nasdaq in July 2002. Its business is surface gold mining and exploration and its activities are focused on West Africa. Further details can be found at www.randgoldresources.com


DISCLAIMER:
Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.

The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.